-------
 FORM 4                          U.S. SECURITIES AND EXCHANGE COMMISSION
-------                                   Washington, DC 20549
/ /Check Box if no longer
   subject to Section 16.      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
   Form 4 or Form 5
   obligations may continue.
   See Instruction 1(b)

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.  Name and Address of Reporting   2. Issuer Name and Ticker or                  6.  Relationship of Reporting
    Person*                            Trading Symbol                                 Person to Issuer
                                                                                      (Check all applicable)
  Salkind, Carole                      NCT Group, Inc.  (NCTI)
--------------------------------------------------------------------------------   ___  Director             X   10% owner
(Last)     (First)     (Middle)     3. IRS Identification    4. Statement for
                                       Number of Reporting      Month/Year         ___  Officer             ___  Other
c/o Sills Cummis Zuckerman et Al       Person, if an Entity     September 2001       (Give title below)         (specify below)
One Riverfront Plaza                  (Voluntary)           -----------------------------------------------------------------------
------------------------------------                         5. If Amendment      7.  Individual or Joint/Group Filing
          (street)                                              Date of Original            (Check applicable line)
                                                                (Month/Year)
Newark,    NJ       07102                                                           ___ Form Filed by one Reporting Person
--------------------------------------------------------------------------------    ___ Form Filed by more than one Reporting Person
(City)   (State)   (Zip)
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                Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security    2.Transaction   3.Transaction   4.Securities Acquired     5.Amount of     6.Ownership      7.Nature
   (Instr. 3)             Date (Month/    Code            (A) or Disposed of (D)    Securities      Form:            Ownership of
                          Day/Year)       (Instr. 8)      (Instr. 3, 4, and 5)      Beneficially    Direct (D)       Indirect
                                                                                    Owned at End    or               Beneficial
                                                                                    of Month        Indirect (I)     Ownership
                                                                                    (Instr. 3       (Instr. 4)       (Instr. 4)
                                                                                     and 4)
                                         ---------------------------------------
                                          Code     V     Amount   (A) or  Price
                                                                  (D)
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Common Stock                9/10/01        C           1,000,000   A     $0.093    15,708,818            D                 -
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*  If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
   Reminder:  Report on a separate line for each class of securities beneficially owned
   directly or indirectly.                                                                                                  (Over)

                                                       (Print or Type Responses)

    Table II - Derivative Securities Acquired, Disposed of, or Benefically Owned
           (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of  2.Conver- 3.Trans- 4.Trans-  5.Number of    6.Date       7.Title and  8.Price of 9.Number of  10.Ownership  11.Nature
  Derivative  sion      action   action    Derivative     Exercisable  Amount of    Deriv-     Derivative    of            of
  Security    or        Date     Code      Securities     and          Underlying   ative      Securitries   Derivative    Indirect
  (Instr. 3)  Exercise  (Month/ (Instr.8)  Acquired (A)   Expiration   Securities   Security   Benefi-       Security:     Benefi-
              Price of  Day/               or Disposed    Date         (Instr. 3    (Instr.5)  cially        Direct (D)    cial
              Deriv-    Year)              of (D)         (Month/      and 4)                  Owned         or Indirect   Owner-
              ative                        (Instr. 3,     Day/                                 at End of     (I)           ship
              Security                     4, and 5)      Year)                                Month         (Instr. 4)    (Instr.4)
                                                        -------------------------------        (Instr.4)
                               -----------              Date    Expir-       Amount
                                Code   V   ------------ Exer-   ation        or Number
                                           (A)     (D)  cisable Date  Title  of Shares
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NCT Group, Inc. $0.093  8/22/01   P   -  $1,673,393   12/22/01 12/22/01 Common $1,673,393 (c)  43,923,599 (a)     D           -
Secured                                                                  Stock
Convertible
Note
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NCT Group, Inc. $0.093  8/22/01   P   -    625,000  - 8/22/01 8/22/06 Common     625,000 $0.093 3,505,952 (b)     D           -
Warrants                                                               Stock
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NCT Group, Inc. $0.17  8/22/01    K   -        $1,673,393 -     -     Common $1,673,393   -    43,923,599 (a)     D           -
Secured                                                                Stock
Convertible
Note
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Explanation of Responses:

(a) Assumes conversion into NCT common stock on September 10, 2001 at (1) $0.12 per share of $2,661,615 of Secured Convertible Notes and (2) $0.093 per share of $1,673,393 of Secured Convertible Note in accordance with the terms of the Secured Convertible Notes, as amended. In no event may such conversion price in (1) above by less than $0.12 per share or greater than $0.17 or (2) above be less than $0.093 or greater than $0.17 per share.

(b)  Assumes  conversion  into NCT common  stock on  September  10,  2001 of (1)
     $500,000 worth of common stock at $0.21 per share and (2) 500,000 shares of common stock and (3) 625,000 shares of common stock in accordance with the terms of three Warrants issued, respectively.

(c) Received in exchange for the surrender of four Secured Convertible Notes dated June 4, 1999, June 11, 1999, July 2, 1999 and July 23, 1999 on August
     22, 2001.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.                                                             /s/CAROLE SALKIND                October 10, 2001
                                                                                   -------------------------------  ----------------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                          **Signature of Reporting Person        Date

Note.  File three copies of this form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for
procedure.
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